UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41590

HERE GROUP LIMITED

(Exact name of registrant as specified in its charter)

RM 3008, 30/F

Two Exchange Square

8 Connaught Place, Central

Hong Kong
+852 2988 8279

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERE GROUP LIMITED

Date: March 12, 2026	By:	/s/ Peng Li
	Name:	Peng Li
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Here Group Limited Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2026

2